UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Black Stone Minerals, L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

09225M 101

(CUSIP Number)

Steve Putman

Senior Vice President, General Counsel, and Secretary

1001 Fannin Street

Suite 2020

Houston, Texas 77002

(713) 658-0647

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 09225M 101

1.	Names Of Reporting Person: Thomas L. Carter, Jr.
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,457,819(1)
	8.	Shared Voting Power 595,862(2)
	9.	Sole Dispositive Power 447,204(3)
	10.	Shared Dispositive Power 19,346,768(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,053,681
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%(4)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (a) 109,672 common units representing limited partner interests (“Common Units”) and 127,274 subordinated units representing limited partner interests (“Subordinated Units”) held directly by Mr. Carter, (b) 8,118,065 Common Units and 10,632,841 Subordinated Units held by Camden Energy Limited Partnership, of which Mr. Carter serves as general partner, (c) 91,029 Common Units and 119,229 Subordinated Units, including 68,272 Common Units and 89,421 Subordinated Units to be issued upon conversion of 2,250 preferred units representing limited partner interests (the “Preferred Units”), held by Preference Partners LP, of which Mr. Carter controls the general partner, and (d) 112,439 unvested restricted Common Units and 147,270 unvested restricted Subordinated Units issued as equity-based compensation. The Subordinated Units may be converted into Common Units on a one-for-one basis after the expiration of the subordination period, and the Preferred Units may be converted at the conversion rate of 30.3431 Common Units and 39.7427 Subordinated Units, in each case as provided for in the Issuer’s First Amended and Restated Agreement of Limited Partnership.
(2)	Includes 257,974 Common Units and 337,888 Subordinated Units owned by a nonprofit institution on whose board Mr. Carter serves.
(3)	Includes (a) 109,672 Common Units and 127,274 Subordinated Units held directly by Mr. Carter and (b) 112,439 unvested restricted Common Units and 147,270 unvested restricted Subordinated Units issued as equity-based compensation.
(4)	Based on 99,688,031 Common Units and 99,745,623 Subordinated Units, including Common Units and Subordinated Units to be issued upon conversion of all outstanding Preferred Units, as of May 6, 2015.

CUSIP No. 09225M 101

1.	Names Of Reporting Person: Camden Energy Limited Partnership
2.	Check The Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,750,906(1)
	8.	Shared Voting Power —
	9.	Sole Dispositive Power 18,750,906(1)
	10.	Shared Dispositive Power —
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,750,906
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 8,118,065 Common Units and 10,632,841 Subordinated Units.
(2)	Based on 99,688,031 Common Units and 99,745,623 Subordinated Units, including Common Units and Subordinated Units to be issued upon conversion of all outstanding Preferred Units, as of May 6, 2015.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to common units representing limited partner interests (the “Common Units”) of Black Stone Minerals, L.P., a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive offices are located at 1001 Fannin Street, Suite 2020, Houston, Texas 77002.

Item 2.	Identity and Background

(a), (f) This Schedule 13D is being filed jointly by Thomas L. Carter, Jr., a U.S. citizen, and Camden Energy Limited Partnership, a Texas limited partnership of which Mr. Carter serves as the general partner (“Camden” and together with Mr. Carter, the “Reporting Persons”).

(b) The business address for the Reporting Persons is 1001 Fannin Street, Suite 2020, Houston, Texas 77002.

(c) Mr. Carter’s present principal occupation is Chairman, Chief Executive Officer, and President of the Issuer. Camden’s primary business activity is private investment on behalf of the Carter family.

(d), (e) During the last five years, neither of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons held common units and preferred units, each representing limited partner interests in the predecessor of the Issuer (the “Predecessor”), prior to the following events. On May 6, 2015, prior to the initial public offering of the Issuer (the “IPO”) and pursuant to a merger agreement:

•	the Predecessor merged with and into the Issuer (the “Merger”),

•	the common units of the Predecessor were converted into Common Units and subordinated units, representing limited partner interests, in the Issuer (“Subordinated Units”), and

•	the preferred units in the Predecessor were converted into preferred units in the Issuer (“Preferred Units”).

The Reporting Persons’ common units and preferred units in the Predecessor were converted into Common Units, Subordinated Units, and Preferred Units as shown in the following table:

Reporting Person	Common Units	Subordinated Units(1)	Preferred Units(1)
Thomas L. Carter, Jr.	8,608,407	11,275,081	2,250
Camden	8,118,065	10,632,841	—

(1)	The Subordinated Units may be converted into Common Units on a one-for-one basis after the expiration of the subordination period, and the Preferred Units may be converted at the conversion rate of 30.3431 Common Units and 39.7427 Subordinated Units, in each case as provided for in the Issuer’s First Amended and Restated Agreement of Limited Partnership.

The general partner of the Issuer (the “General Partner”) is a wholly owned subsidiary of the Issuer. Unvested common units of the Predecessor previously issued as equity-based compensation were converted into unvested Common Units and unvested Subordinated Units. Subsequent to the merger, the Issuer issued and sold 22,500,000 Common Units in its IPO at a public offering price of $19.00 per Common Unit.

Mr. Carter used cash on hand to acquire 12,500 Common Units through the Directed Unit Program conducted in connection with the IPO (the “DUP Units”).

Item 4.	Purpose of Transaction

(a) As described in Item 3 above, the Reporting Persons acquired Common Units, Subordinated Units, and Preferred Units pursuant to the Merger, and Mr. Carter acquired the DUP Units at the IPO. The Reporting Persons have acquired these securities for investment purposes.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Common Units or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

(b)-(j) The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive of Item 4 of the Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Pursuant to a Lock-Up Agreement, as described in Item 6 below, between Mr. Carter and the underwriters of the Issuer’s IPO, Mr. Carter is restricted from selling any of the Issuer’s securities for a period of 180 days beginning on April 30, 2015, including securities owned by Camden.

Item 5.	Interest in Securities of the Issuer

(a), (b) Based on 99,688,031 Common Units and 99,745,623 Subordinated Units, including Common Units and Subordinated Units to be issued upon conversion of all outstanding Preferred Units, as of May 6, 2015. Pursuant to the Issuer’s First Amended and Restated Agreement of Limited Partnership, as described in Item 6 below, the Reporting Persons are entitled to vote their Common Units, Subordinated units, and Preferred Units (the Preferred Units on an as-converted basis) together as a single class for most matters, including the election of directors to the Board of Directors of the General Partner. The Reporting Persons are entitled to cumulate their votes for purposes of electing directors.

Thomas L. Carter, Jr.
(a) Aggregate amount beneficially owned:	20,053,681
Percentage beneficially owned:	10.1%
(b) Number of units to which the Reporting Person has:
i. Sole voting power	19,457,819
ii. Shared voting power	595,862
iii. Sole dispositive power	447,204
iv. Shared dispositive power	19,346,768
Camden Energy Limited Partnership
(a) Aggregate amount beneficially owned:	18,750,906
Percentage beneficially owned:	9.4%
(b) Number of units to which the Reporting Person has:
i. Sole voting power	18,750,906
ii. Shared voting power	—
iii. Sole dispositive power	18,750,906
iv. Shared dispositive power	—

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transactions in the class of securities described herein during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joint Filing Agreement

A Joint Filing Agreement, dated May 18, 2015, by and between the Reporting Persons has been executed. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

Partnership Agreement

On May 6, 2015, in connection with the closing of the IPO, the Partnership amended and restated its Limited Partnership Agreement (as amended, the “Partnership Agreement”). The Partnership agreement describes the terms and rights of the Common Units, Subordinated Units, and Preferred Units, including with respect to voting, conversion and cash distributions. The foregoing description of the Partnership Agreement is not complete and is qualified in its entirety by reference to the full text of the Partnership Agreement, which is listed as Exhibit 99.2 and incorporated herein by reference.

Carter Award Agreements

On May 6, 2015, in connection with the closing of the IPO, the Partnership issued restricted Common Units and restricted Subordinated Units to Mr. Carter pursuant to a Converted Restricted Unit Grant Notice (the “Unit Award”), which replaced Mr. Carter’s unvested restricted common units of the Predecessor. Under the Unit Award, Mr. Carter may not transfer any of the unvested restricted common units or unvested restricted subordinated units until they vest. The Common Units and Subordinated Units issued pursuant to the Unit Grant Notice are subject to time-based vesting between 2016 and 2018. For a detailed description of the terms and conditions of Mr. Carter’s 112,439 unvested restricted Common Units and 147,270 unvested restricted Subordinated Units issued as equity-based compensation, please see the Converted Restricted Unit Grant Notice by and between Black Stone Minerals Company, L.P. and Thomas L. Carter, Jr. effective as of May 6, 2015, which is attached hereto as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Lock-Up Agreement

Mr. Carter has agreed that, without the prior written consent of Barclays Capital Inc., he will not directly or indirectly, for a period of 180 days after April 30, 2015, sell any Common Units that he beneficially owns, including any Common Units resulting from the conversion of any Preferred Units that he beneficially owns. For a description of the resale restrictions under Mr. Carter’s 180-day Lock-Up Agreement with the underwriters of the IPO, please see the Underwriting Agreement, dated as of April 30, 2015, by and among Black Stone Minerals, L.P., Black Stone Minerals GP, L.L.C., Black Stone Minerals Company, L.P., BSMC GP, L.L.C., Black Stone Natural Resources, L.L.C. and several underwriters named therein, listed as Exhibit 99.4, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement

99.2	First Amended and Restated Agreement of Limited Partnership of Black Stone Minerals, L.P., dated May 6, 2015 (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K (File No. 001-37362) filed with the Commission on May 6, 2015)

99.3	Converted Restricted Unit Grant Notice by and between Black Stone Minerals Company, L.P. and Thomas L. Carter, Jr. effective as of May 6, 2015

99.4	Underwriting Agreement, dated as of April 30, 2015, by and among Black Stone Minerals, L.P., Black Stone Minerals GP, L.L.C., Black Stone Minerals Company, L.P., BSMC GP, L.L.C., Black Stone Natural Resources, L.L.C. and several underwriters named therein (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K (File No. 001-37362) filed with the Commission on May 6, 2015)

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: May 18, 2015	THOMAS L. CARTER, JR.

/s/ Thomas L. Carter, Jr.

CAMDEN ENERGY LIMITED PARTNERSHIP
By Thomas L. Carter, Jr., its general partner

/s/ Thomas L. Carter, Jr.